

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re:** **Reign Sapphire Corporation**
> **Registration Statement on Form S-1**
> **Filed May 27, 2015**
> **File No. 333-204486**

Dear Mr. Segelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - Your disclosure indicates that you are an emerging growth company issuing penny stock;

   - You have a net loss of $862,207 to date;

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose in your prospectus whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. We note that you are registering the resale of 5,000,000 shares of common stock, of which at least 2,305,000 shares are being offered by affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the nature of at least one of the selling shareholders, the offering of the 5,000,000 shares by selling shareholders appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales by selling stockholders will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1). In this regard, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09, including the relationship between Australian Sapphire Corporation and the company.

4. The disclosure throughout the prospectus suggests an inappropriate level of certainty regarding the current state and future prospects of your company. As examples only, we note your statements that your "product line will consist of a wide range of jewelry," you "will manufacture pendants and watches," you "will use high quality, free size gemstones, " there are few [companies] that are designed to establish and dominate the market within all four sectors that the Company will be capable of," "your company "will set itself apart from its competition by offering…," you "will garner market share," and no other jewelry company "vertically integrate[s] from the mine's gate to the retail supply chain." Please revise any statements that suggest an inappropriate degree of certainty regarding the development of your business operations, for example by changing such references from "will" to "intend to." In addition, please state clearly in the Prospectus Summary, Business and Plan of Operations sections, if true, that you currently have limited operations, no operational website, no customers, no suppliers, no retailers or wholesalers, no distributors, no manufacturers and no products. Finally, please provide copies of any source materials to us, appropriately marked to highlight the

sections relied upon and cross-referenced to your prospectus, that support your statements regarding competitors' operations.

5. Please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

Prospectus Summary

Risk Factors Associated with Our Business, page 2

6. Please revise this section to include the material risks associated with owning your stock, including the fact that there is no market for your stock and that Mr. Segelman currently controls and will control after the offering the operations of the company.

The Offering

Registration and offering costs, page 5

7. We note your disclosure that you estimate your total registration and offering costs to be approximately $100,000. However, we note that you had deferred offering costs of $150,000 recorded in your financial statements at March 31, 2015. Please revise or advise us why you believe no revision is necessary.

Risk Factors, page 8

8. Please delete the fourth sentence of the introductory paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Risks Relating to Our Company and Our Industry, page 8

9. Please clarify whether your officers owe fiduciary duties to any companies or entities other than your company, and, if so, please disclose any risks associated with the impact of such duties on your business and operations. In this regard, we note your disclosure that Mr. Segelman controls Australian Sapphire Corporation.

We will require additional funds in the future to achieve our current business strategy and our inability to obtain funding will cause our business to fail, page 8

10. We note from disclosures elsewhere in your prospectus that current working capital and expected future cash flows from operations will be insufficient to sustain operations for the next 12 months. Please revise to quantify the amount of additional funds you will

require and, if true, that you do not know when you expect to raise such funds in order to provide context for this risk.

Our growth will place significant strains on our resources, page 10

11. We note your disclosure that you are currently in the exploration stage and have generated no revenues to date. However, we note from your financial statements that you have generated minimal revenues in each of the periods presented. In addition, based on your description of your business as being vertically integrated from the mine's gate to the retail supply chain, it is unclear whether you are in the exploration stage or whether you are engaged in exploring for and mining sapphires. We note similar disclosures on pages 11 and 12. Please revise your disclosures throughout your filing to clearly indicate whether you are directly involved the exploration for and/or in the mining of sapphires and other gemstones or explain to us why you believe no revision is necessary.

Use of Proceeds, page 17

12. Please disclose with greater specificity the use of proceeds currently allocated as "working capital." In addition, it appears that the reference to 5 million shares on page 18 should be to 2.5 million shares; please advise or revise.

Dilution, page 19

13. The amounts presented for your negative net tangible book value and negative net tangible book value per share at March 31, 2015 do not appear to be correct. In addition, the number of outstanding shares at March 31, 2015 shown in the first paragraph under this heading does not agree with the number of outstanding shares at March 31, 2015 shown in your financial statements. Please revise your disclosures or advise us why you believe no revision is necessary.

14. The amounts presented for Anticipated Net Offering Proceeds under each of the 25%, 50%, 75% and 100% offering scenarios does not appear to be correct. Specifically, you appear to have deducted only $100,000 of anticipated offering costs from the Gross Offering Proceeds and you had deferred offering costs of $150,000 reflected in your March 31, 2015 financial statements. Please revise or advise us why you believe no revision is necessary.

15. Please confirm that you have considered all anticipated costs of the offering in preparing your disclosures under Use of Proceeds on pages 17 and 18 and herein.

16. Please revise your tabular presentation to also disclose the number of shares held by existing shareholders at March 31, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

17. We note your emphasis on the vertical integration of your business plan, which includes production, processing, manufacturing, and sales of sapphires and jewelry. Please provide management's discussion and analysis with respect to the various aspects of your business plan, including your efforts, industry trends, and outlook in this regard.

Plan of Operations, page 24

18. Please disclose the events or milestones that you will need to accomplish in order to implement the four aspects of your business plan: production, processing, manufacturing, and sales. You should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone, and delineate the timeframe for achieving each event or milestone. This discussion should include, not only the marketing plans currently referenced in this section, but all aspects of your business. Please also discuss how you intend to raise the additional funds needed to implement this plan and clarify, if true, that currently you have no agreements or plans in place to raise such funds. In this regard, we note that your Use of Proceeds section does not seem to address the production, processing and manufacturing aspects of your business plan.

How We Generate Revenue, page 24

19. We note that you have generated $10,768 in revenue for the three months ended March 31, 2015 and $43,153 for the year ended December 31, 2014. However, we also note you do not expect to begin B2C operations until 2016 and your website does not contain a sales portal. Please revise to disclose the nature and extent of your operations thus far, including how you have historically generated revenues since inception, and whether and how you expect to generate future revenues from now until B2C operations commence. Also, disclose whether revenue generated since inception has resulted from one or a few major customers.

Results of Operations, page 25

20. We note that quarterly financial results are expected to fluctuate. Please discuss any seasonal aspects of your business that may have a material effect upon your financial condition or results of operations. Refer to Item 303(b) of Regulation S-K.

21. Please revise your discussion of results of operations to provide reasons for changes in operating expenses between the periods rather than just indicating that there were increases in various categories of operating expenses and the dollar amounts of such expenses in each period. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of

Financial Condition and Results or Operations, available on our website at
https://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 26

22. Please revise your disclosure to provide a discussion and analysis of changes in cash
flows from operating, investing and financing activities for the year ended December 31,
2014 compared to the period from inception through December 31, 2013 and for the three
months ended March 31, 2015 compared to the three months ended March 31, 2014.
Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, Commission
Guidance Regarding Management's Discussion and Analysis of Financial Condition and
Results or Operations, available on our website at https://www.sec.gov/rules/interp/33-
8350.htm.

Capital Expenditures, page 28

23. We note from your Use of Proceeds that you have allocated up to $1,625,000 to working
capital. Please provide additional detail of any planned capital expenditures, including
but not limited to management's expected use of the allocated proceeds in this regard.

Going Concern, page 28

24. Please revise your disclosure to include an analysis of the plan of operation's viability to
overcome the uncertainty of your ability to continue as a going concern. Also, please
discuss your ability or inability to generate sufficient cash to support your operations
during the 12-month period following the date of the financial statements, as well as
management's proposed course of action to remedy your liquidity deficiency. Please
refer to Item 303(a)(1) of Regulation S-K.

25. We note that your auditors have issued a going concern opinion and it appears you lack
sufficient cash to sustain operations for the next 12 months. Please provide disclosure
describing your rate of negative cash flow per month and the duration that available cash
can sustain your current operations.

Subsequent Events, 28

26. We note your disclosures in Note 12 to your financial statements and herein that on May
1, 2015 you issued 10,000,000 options to your CEO at an exercise price of $0.05 per
share. Please tell us how you plan to account for these options, including how you plan
to determine the fair value of your common stock at the date of this grant and how you
considered the fair value of your common stock on the grant date compared to your
proposed IPO price. Please also tell us how you considered providing a critical
accounting policy for stock-based compensation related to your 2015 Equity Incentive
Plan.

Future Contractual Obligations and Commitment, page 31

27. We note that you have entered into employment agreements with Mr. and Ms. Segelman, both effective April 1, 2015, and these agreements superseded the consulting agreements, which were terminated as of March 31, 2015. Please revise to clarify the presence of a continuing obligation in light of the employment agreements. If a continuing obligation remains, please file the consulting agreements as exhibits per Item 601(10(ii)(A) of Regulation S-K.

Description of Business, page 33

28. Please revise this section to describe fully your intended business. In this regard, we note that your current disclosure does not discuss the manner in which you intend to facilitate the mining, processing, cutting, designing, manufacturing or sale (retail or wholesale) of gems or jewelry, despite the fact that you intend to operate "from the mine's gate to the retail supply chain."

29. It appears that Reign Sapphire Corporation was once UWI Holdings Corporation, which was previously Australian Sapphire Corporation. However, we note that Australian Sapphire Corporation remains a significant holder of your company's outstanding shares of common stock. Please provide additional disclosures clarifying the nature of your company's formation and what relations remain with predecessor entities. Refer to Item 101(h)(3) of Regulation S-K.

Overview, page 33

30. We note from your disclosures elsewhere in your prospectus that you have limited operations and have generated revenue since inception. Please describe the current state of your business operations and how the current state relates to your intended value chain of production, processing, manufacturing, and sales.

Products, page 34

31. We note your inventory consists of sapphires acquired from Mr. Segelman and an unrelated party. Please revise your disclosure to include the sources and availability of raw materials, the names of principal suppliers, if any, and a statement that you have no suppliers, if true. Please refer to Item 101(h)(4) of Regulation S-K.

Competition, page 38

32. We note that the competitors you have identified are retail jewelers. However, your business plan is much broader than retail sales and includes production, processing, manufacturing, and wholesale sales. Please provide competitive descriptions for the

various stages of your operations or explain why you will not compete with mining companies, raw materials processors, and wholesale jewelers.

<u>Security Ownership of Principal and Selling Stockholders, page 41</u>

33. Please revise to disclose any material relationships you may have with the selling stockholders. Also, with respect to any legal entity listed in the table, please disclose in the footnotes to the table the natural person or persons who exercise the sole or shares voting and/or dispositive powers with respect to the shares held by such entity. In addition, please disclose whether any such legal entities are affiliates of broker-dealers.

<u>Description of Securities</u>

<u>Anti-Takeover Effects or Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law</u>

<u>Classified Board; Number, Election and Removal of Directors, page 50</u>

34. We note from the Management and Corporate Governance section of your prospectus and Article 3.3 of your Bylaws that directors serve one-year terms and are elected at each annual meeting. Please advise or revise.

<u>Management and Corporate Governance</u>

<u>Corporate Governance</u>

<u>Committees of the Board, page 55</u>

35. Please delete the last sentence of the first paragraph of this section, or advise.

<u>Certain Relationships and Related Transactions, page 63</u>

36. We note your disclosure that "Joseph Segelman, our President and CEO, has verbally agreed to loan the company funds to complete the registration process." Please include relevant disclosure regarding this agreement in this section of your prospectus. If this agreement or any of the loans already received from Mr. Segelman are evidenced in writing, please file such agreements as exhibits.

37. We note that your consulting agreement with Mr. Segelman compensated him at $120,000 per year. However, you have accrued deferred compensation from this agreement that totals $287,194 as of December 31, 2014 and a future obligation of $30,000 as of March 31, 2015. Please provide additional details to clarify how the accrued and future liabilities will exceed the value of the consulting agreement.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 3 – Summary of Significant Accounting Policies</u>

<u>Foreign Currency – Functional and Presentation Currency, page F-10</u>

38. Based on your disclosure in the third paragraph in Note 1 on page F-8 it appears that the company operated its business under the name UWI Holdings Corporation (UWI), a company located in Canada until December 31, 2014 when it merged with and into Reign Sapphire Corporation (Reign Sapphire), a Delaware corporation that was established on December 15, 2014. You disclose that UWI is the predecessor of Reign Sapphire. We note your disclosure that Reign Sapphire has operations in the United States, Australia and Asia. We also note your disclosure under Concentrations, Risks and Uncertainties on pages F-13 and F-14 that a significant amount of your operations will be located in Australia and Asia and that you have transactions settled in the Australian dollar and the British Pound. Please tell us how you determined that the U.S. dollar was the functional currency for your operations for all periods presented. Please also tell us why you have not provided any exchange rate information for the conversion of the Canadian dollar, the British Pound or any Asian currency(ies) into the U.S. dollar. Please refer to ASC 830-10-45 in preparing your response.

<u>Revenue Recognition, page F-10</u>

39. Please tell us why you recognize revenue upon shipment rather than upon delivery. Please refer to SAB Topic 13 in preparing your response.

<u>Inventories, page F-11</u>

40. We note your disclosure that your inventory consists entirely of loose sapphire jewels and that you plan to produce entry level, high end and couture jewelry pieces. We note your inventories are stated at the lower of cost or market on an average cost basis and that you estimate fair value on a lot basis. Please tell us how you determine each lot. Specifically please tell us whether your loose sapphire jewels that will be used in the production of each of these categories of jewelry pieces vary significantly due to differences in cut, clarity, origin and carat weight within a given lot. If so, please tell us how you considered using the specific identification method rather than the average cost method in accounting for your inventory.

41. We also note your disclosure in Note 4 that you appraise your inventory on an annual basis to determine whether the estimated fair value is greater or less than cost. Please confirm that you determine that your inventory is stated at the lower of cost or market value at each balance sheet date, or on a quarterly basis.

Signatures, page F-25

42. Please revise the language that precedes your signature to conform to that set forth in the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at 202.551.3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Alan Gutterman